Shareholder meeting (unaudited)

On May 18, 2009, an adjourned session of the Annual Meeting of the Shareholders of John Hancock Investors Trust was held at 601 Congress Street, Boston, Massachusetts, for the purpose of considering and voting upon the proposals listed below.

Shareholders of the Fund approved Proposal 1 and Proposal 3 and the votes cast were as follows:

Proposal 1: To elect eleven Trustees to serve until their respective successors have been duly elected and qualified.

		WITHHELD
	FOR	AUTHORITY
James R. Boyle	5,201,198	238,456
James F. Carlin	5,195,751	243,903
William H. Cunningham	5,196,269	243,385
Deborah C. Jackson	5,189,091	250,563
Charles L. Ladner	5,190,728	248,926
Stanley Martin	5,190,449	249,205
Patti McGill Peterson	5,199,059	240,595
John A. Moore	5,191,925	247,729
Steven R. Pruchansky	5,200,562	239,092
Gregory A. Russo	5,204,397	235,257
John G. Vrysen	5,202,867	236,787

*Proposal 2: To amend the Fund’s Declaration of Trust to divide the Board into three classes of Trustees and to provide for shareholder approval of each such class every three years.

For	3,591,994
Against	1,006,917
Withheld	191,365
Broker Non-Votes	649,378

* The proposal to amend the Declaration of Trust did not receive sufficient votes from the Fund’s shareholders.

Proposal 3: To adopt a new form of investment advisory agreement.

For	4,301,103
Against	236,773
Withheld	252,401
Broker Non-Votes	649,377